p.c.
8\31

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2002

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

100 Queen Street

Melbourne Victoria 3000

Australia

(*Address of principal executive office*)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	82,875
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	70,000 shares at $11.20 each 1,250 shares at $13.70 each 6,000 shares at $14.63 each 3,250 shares at $14.92 each 750 shares at $16.81 each 1,625 shares at $17.05 each **Total 82,875**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	82,875 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25,375 31 July 2002 57,500 01 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,755,301	Ordinary fully paid
33,945,210	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ *See chapter 19 for defined terms.*

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

Number	+Class

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ *See chapter 19 for defined terms.*

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 01 August 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For release: 11:30 am Monday, 5 August 2002

Newspaper job advertisements down 0.6% in July

The number of job advertisements in major metropolitan newspapers fell by 0.6% (seasonally adjusted) in July to an average of 20,967 per week, following a 1.8% decline in June.

This is the third consecutive decline, and the fifth so far this year. The number of newspaper job advertisements in July was, however, still 6.4% higher than in July last year.

The latest decline brings to an end, at least for the time being, the upward underlying trend in newspaper job advertising which began last September. In trend terms, the number of newspaper job advertisements fell by 0.4% in July, after a 0.1% increase (revised from 0.4%) in June, but was still 9.5% higher than in July last year.

The number of job advertisements on internet sites monitored by ANZ rose by 2.7% in July, following a 1.3% increase in June (note that internet data is not seasonally adjusted). The number of internet advertisements has now risen for six consecutive months, by a total of 36.1%, from the low in January. However, it is still 36.5% below the peak in September 2000, and 12.5% lower than in July 2001.

"With the number of newspaper job advertisements having now fallen for three consecutive months, it is difficult to avoid the conclusion that employment growth has peaked and will slow over the months immediately ahead," ANZ Chief Economist Saul Eslake said.

"Although the declines thus far have been relatively small, and arguably offset to some extent by a continued rise in the number of advertisements on the internet, previous experience suggests that employment growth is likely to average around 10-12,000 per month over the next three months, compared with increases averaging just under 20,000 per month during the first half of this year.

"That would, in turn, appear to rule out any further decline in the unemployment rate in the near term, other than as a result of a fall in the labour force participation rate.

"Despite continued high levels of residential building activity, and strong growth in consumer spending, it seems the uncertainty associated with recent substantial falls in overseas share prices may have prompted employers to become more cautious in adding to their work forces.

"It is somewhat harder to believe the two increases in official interest rates in May and June would have materially dampened job prospects, given interest rates are still very low by historical standards and, based only on the historical relationship between job advertisements and interest rates (see the chart on page 4), some further modest increase in rates over the next twelve months would still appear to be in order.

"Sustained over the entire 2002-03 financial year, jobs growth of 10-12,000 per month on average would still be sufficient to fulfil the Government's Budget forecast of 1¾% growth in employment for the year as a whole, and if at the upper end of that range would also be sufficient to reduce the unemployment rate to the forecast 6¼% by the June quarter of next year.

.../2

"However, were employment to grow by only 10,000 a month on average then, all else being equal, the unemployment rate would still be at around 6½% by the June quarter of next year," Mr Eslake said.

Falls in newspaper job advertisements last month were concentrated on the East Coast, with declines of 2.0% in Queensland, 1.8% in Victoria, 0.5% in New South Wales and 2.5% in the ACT. The number of advertisements rose by 3.5% in Western Australia, 1.7% in South Australia, 1.3% in the Northern Territory and 0.2% in Tasmania.

(Note: For some of the newspapers surveyed, the ANZ Job Advertisements series counts the number of advertisement 'bookings'. Each 'booking' may contain multiple advertisements. In addition, the ANZ series counts classified advertisements only, and does not include display advertisements. For these reasons, it would be incorrect to draw any inference or correlation from the ANZ series regarding advertising volumes or revenues from employment advertising in the newspapers surveyed. The ANZ series is not intended to, and should not, be used to assess the financial performance of any of the newspapers included in it.)

Further comment:	**Data enquiries:**	**Distribution enquiries, changes to fax listings:**
Saul Eslake Chief Economist Phone: (03) 9273 6251	David Colosimo Economist Phone: (03) 9273 4060	Rita Zonius Media Relations Manager Phone: (03) 9273 6190
Next release: August 2002	**Expected release date:** Monday, 9 September 2002	

Job Advertisements series

Level of newspaper job advertisements and annual employment growth


Weekly average
('000) (seas. adj.)
% change from year earlier
Employment
(right scale)
Newspaper
job ads
(left scale)
45
40
35
30
25
20
15
10
5
8
6
4
2
0
-2
-4
-6
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

Annual growth in newspaper job advertisements and employment


% change from year earlier
% change from year earlier
Employment
(right scale)
Newspaper job ads,
6 months forward
(left scale)
80
60
40
20
0
-20
-40
-60
8
6
4
2
0
-2
-4
-6
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Job Advertisements series

Level of newspaper job advertisements and the unemployment rate


'000 per week
%
45
40
35
30
25
20
15
10
5
4
5
6
7
8
9
10
11
12
Unemployment rate
(inverted; right scale)
Newspaper job ads
(6 months forward;
left scale)
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Annual change in newspaper job advertisements and changes in the official cash rate


%
%
80
60
40
20
0
-20
-40
-60
150
125
100
75
50
25
0
-25
-50
-75
Change in the level of the ANZ newspaper
job advertisements series, from year earlier
nine months forward (3-mth moving average, left hand scale)
Change in the level of the
cash rate, from a year earlier
(right scale)
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

Sources: Economics@ANZ; Datastream

Job Advertisements series

Newspaper and internet job advertisements


Weekly average ('000)
(not seas. adj.)
Newspapers
Internet sites
120
100
80
60
40
20
0
2000
2001
2002

Source: Economics@ANZ.

Annual changes in newspaper and internet job advertisements


% change from year earlier
(not seasonally adjusted)
Total
Internet
Newspapers
80
60
40
20
0
-20
-40
00
01
02

Note: There are some important conceptual differences between the measurement of job advertisements in newspapers and on the internet, so that the sum of the two should be interpreted with caution. *Source:* Economics@ANZ.

Job Advertisements series

State and Territory data

New South Wales


'000 per week
15.0
13.0
11.0
9.0
7.0
5.0
92 93 94 95 96 97 98 99 00 01 02

Victoria


'000 per week
10.0
8.0
6.0
4.0
2.0
92 93 94 95 96 97 98 99 00 01 02

Queensland


'000 per week
3.5
3.0
2.5
2.0
1.5
92 93 94 95 96 97 98 99 00 01 02

Western Australia


'000 per week
3.0
2.5
2.0
1.5
1.0
92 93 94 95 96 97 98 99 00 01 02

South Australia


'000 per week
1.8
1.6
1.4
1.2
1.0
0.8
0.6
92 93 94 95 96 97 98 99 00 01 02

Tasmania


'000 per week
0.45
0.40
0.35
0.30
0.25
0.20
92 93 94 95 96 97 98 99 00 01 02

Australian Capital Territory


'000 per week
0.7
0.6
0.5
0.4
0.3
0.2
92 93 94 95 96 97 98 99 00 01 02

Northern Territory


'000 per week
0.35
0.30
0.25
0.20
0.15
96 97 98 99 00 01 02

Seasonally adjusted — Trend

Job Advertisements series

Average number of newspaper job advertisements per week – Australia

	Original	Seasonally adjusted			Trend estimate (a)		
			P.c. change over -			P.c. change over -	
	Number	Number	Month	Year	Number	Month	Year
1998-99	25,785			15.2			
1999-00	29,843			15.7			
2000-01	23,135			-22.5			
2001-02	20,339			-12.1			
2000 -							
May	31,743	30,952	2.8	12.9	30,110	-0.8	9.3
June	29,479	29,624	-4.3	5.9	29,358	-2.5	4.5
July	30,052	28,716	-3.1	0.6	28,147	-4.1	-1.9
August	29,909	27,500	-4.2	-5.6	26,753	-5.0	-8.8
September	25,343	22,685	-17.5	-24.5	25,519	-4.6	-14.3
October	27,361	25,303	11.5	-17.4	24,595	-3.6	-18.1
November	24,239	23,527	-7.0	-22.2	23,948	-2.6	-20.3
December	14,360	23,664	0.6	-21.4	23,416	-2.2	-21.9
2001 -							
January	22,726	24,292	2.7	-15.5	22,800	-2.6	-23.9
February	24,496	21,993	-9.5	-26.8	22,012	-3.5	-26.7
March	21,687	20,409	-7.2	-32.6	21,116	-4.1	-30.2
April	17,709	19,803	-3.0	-34.2	20,320	-3.8	-33.0
May	20,369	19,860	0.3	-35.8	19,819	-2.5	-34.2
June	19,374	19,504	-1.8	-34.2	19,569	-1.3	-33.3
July	20,575	19,698	1.0	-31.4	19,474	-0.5	-30.8
August	21,494	19,801	0.5	-28.0	19,435	-0.2	-27.4
September	21,906	19,593	-1.1	-13.6	19,467	0.2	-23.7
October	20,828	19,226	-1.9	-24.0	19,541	0.4	-20.5
November	19,818	19,229	0.0	-18.3	19,699	0.8	-17.7
December	11,900	19,501	1.4	-17.6	19,987	1.5	-14.6
2002 -							
January	20,548	21,941	12.5	-9.7	20,386	2.0	-10.6
February	23,097	20,762	-5.4	-5.6	20,794	2.0	-5.5
March	20,078	18,927	-8.8	-7.3	21,107	1.5	0.0
April	20,899	23,386	23.6	18.1	21,300	0.9	4.8
May	22,001	21,477	-8.2	8.1	21,387	0.4	7.9
June	20,929	21,087	-1.8	8.1	21,415	0.1	9.4
July	21,882	20,967	-0.6	6.4	21,322	-0.4	9.5

(a) The trend estimates have been derived by applying a 13-term Henderson moving average to the seasonally adjusted series. While this smoothing technique enables estimates to be produced for the latest month, it does result in revisions to the most recent six months as additional observations become available.

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
New South Wales -							
2002							
January	7,970	8,822	26.9	-10.5	7,640	3.2	-17.2
February	8,617	7,863	-10.9	-10.2	7,807	2.2	-11.7
March	7,288	6,844	-13.0	-11.7	7,860	0.7	-5.9
April	7,638	8,631	26.1	8.1	7,822	-0.5	-0.7
May	7,971	7,759	-10.1	2.5	7,739	-1.1	2.5
June	7,524	7,452	-4.0	3.2	7,647	-1.2	4.5
July	8,020	7,418	-0.5	1.5	7,497	-2.0	4.9
Victoria -							
2002							
January	5,637	6,184	0.4	-14.8	6,070	0.1	-11.0
February	7,001	6,102	-1.3	-7.3	6,100	0.5	-7.7
March	5,990	5,572	-8.7	-11.4	6,143	0.7	-3.9
April	6,062	6,721	20.6	11.3	6,179	0.6	-0.4
May	6,502	6,232	-7.3	2.6	6,202	0.4	1.9
June	6,146	6,184	-0.8	2.3	6,210	0.1	2.8
July	6,270	6,071	-1.8	0.8	6,210	0.0	2.6
Queensland -							
2002							
January	2,575	2,555	8.6	10.3	2,461	3.0	9.8
February	2,749	2,589	1.3	14.7	2,545	3.4	16.5
March	2,425	2,366	-8.6	8.5	2,623	3.0	22.4
April	2,553	2,921	23.5	54.0	2,686	2.4	26.5
May	2,778	2,751	-5.8	27.2	2,733	1.7	28.0
June	2,773	2,766	0.5	27.0	2,767	1.2	27.4
July	2,820	2,710	-2.0	18.3	2,782	0.6	25.4
South Australia -							
2002							
January	1,322	1,352	10.5	-13.2	1,300	2.2	-8.7
February	1,460	1,287	-4.9	-7.3	1,349	3.7	-2.1
March	1,418	1,304	1.3	-3.1	1,406	4.2	5.8
April	1,449	1,617	24.0	37.7	1,459	3.8	13.2
May	1,506	1,551	-4.0	23.0	1,501	2.8	18.5
June	1,436	1,482	-4.5	16.0	1,531	2.0	21.0
July	1,536	1,507	1.7	16.1	1,547	1.0	21.4

The above data are based on information provided by the following newspapers: *The Sydney Morning Herald* and *The Daily Telegraph* (NSW); *The Age* and *The Herald-Sun* (Victoria); *The Courier-Mail* (Queensland); and *The Advertiser* (South Australia).

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
Western Australia -							
2002							
January	1,938	1,914	8.9	-10.4	1,839	2.1	-6.2
February	2,091	1,873	-2.1	1.3	1,887	2.6	0.2
March	1,882	1,797	-4.0	2.2	1,935	2.6	7.2
April	1,981	2,179	21.2	29.9	1,977	2.2	13.1
May	1,955	1,969	-9.6	14.3	2,009	1.6	16.8
June	1,861	1,990	1.1	15.0	2,034	1.3	18.3
July	2,022	2,060	3.5	18.2	2,049	0.7	18.0
Tasmania -							
2002							
January	345	308	-3.4	-17.6	314	1.8	-13.1
February	383	327	6.2	-6.8	325	3.6	-7.7
March	329	314	-4.0	-5.6	340	4.4	-0.8
April	345	385	22.8	16.5	354	4.2	5.8
May	367	364	-5.5	9.7	366	3.4	10.5
June	338	377	3.5	15.4	376	2.7	14.0
July	366	378	0.2	18.1	384	2.2	17.0
ACT -							
2002							
January	547	566	10.7	-1.8	534	0.9	-5.9
February	601	511	-9.7	-12.7	546	2.3	-3.5
March	543	505	-1.1	-7.8	564	3.4	0.7
April	592	656	29.9	22.2	586	3.7	6.1
May	667	614	-6.5	10.1	604	3.2	11.2
June	613	623	1.6	15.2	620	2.5	15.2
July	610	608	-2.5	16.0	629	1.5	17.6
Northern Territory -							
2002							
January	216	239	6.3	11.4	228	4.8	14.2
February	195	211	-11.8	-4.6	235	3.1	17.9
March	202	225	6.7	7.7	237	1.0	19.9
April	279	275	22.1	68.4	236	-0.3	22.7
May	256	237	-13.8	28.8	234	-1.1	25.5
June	239	212	-10.5	13.8	229	-1.7	26.8
July	239	215	1.3	12.7	225	-2.2	25.3

The above data are based on information provided by the following newspapers: *The West Australian* (Western Australia); *The Mercury, The Examiner* and *The Advocate* (Tasmania); *The Canberra Times* (Australian Capital Territory); and *The NT News* (Northern Territory).

Job Advertisements series

Average number of internet job advertisements per week (a) – Australia

	Internet advertisements			*Combined newspaper and internet advertisements (d)*		
		P.c. change over			*P.c. change over*	
	Number	*Month*	*Year*	*Number*	*Month*	*Year*
2000 -						
July	102,869	4.5	57.5	132,921	3.9	39.6
August	108,397	5.4	51.3	138,306	4.1	34.0
September	109,525	1.0	37.9	134,868	-2.5	19.3
October	106,654	-2.6	34.0	134,015	-0.6	18.9
November	103,991	-2.5	34.2	128,230	-4.3	18.0
December	89,912	-13.5	27.6	104,272	-18.7	16.3
2001 -						
January	83,471	-7.2	28.4	106,197	1.8	17.0
February	89,649	7.4	27.9	114,145	7.5	10.3
March	89,416	-0.3	17.7	111,103	-2.7	2.7
April	84,371	-5.6	3.2	102,079	-8.1	-6.1
May	82,343	-2.4	-8.9	102,712	0.6	-15.9
June	80,816	-1.9	-17.9	100,190	-2.5	-21.7
July (b)	79,421	-1.7	-22.8	99,996	-0.2	-24.8
August (c)	79,247	-0.2	-26.9	100,741	0.7	-27.2
September	78,482	-1.0	-28.3	100,388	-0.4	-25.6
October	73,337	-6.6	-31.2	94,165	-6.2	-29.7
November (e)	67,797	-7.6	-34.8	87,615	-7.0	-31.7
December (e)	53,380	-21.3	-40.6	65,280	-25.5	-37.4
2002 -						
January	51,074	-4.3	-38.8	71,622	9.7	-32.6
February	64,178	25.7	-28.4	87,275	21.9	-23.5
March	64,764	0.9	-27.6	84,842	-2.8	-23.6
April	65,327	0.9	-22.6	86,226	1.6	-15.5
May	66,797	2.3	-18.9	88,798	3.0	-13.5
June	67,650	1.3	-16.3	88,579	-0.2	-11.6
July	69,505	2.7	-12.5	91,387	3.2	-8.6

(a) The above data represent the average number of advertisements carried by each of the sites contributing to the series on the same day of each week in the month indicated. The day (which is not necessarily the same for each site) is selected by the site operator as broadly representative of its activity levels. (b) Series break due to the exclusion of a (small) site. (c) Partially estimated using data for one week from one site. (d) Compiled using the original (not seas. adj.) data for newspapers. Because of differences in the way in which the newspaper and internet series are compiled, the sum of the two should be interpreted with considerable caution. (e) Partly estimated due to the unavailability of data from one site which represents about 4% of the total internet series. The estimate assumes that the number of advertisements on this site has changed in the same proportion as the average number of advertisements on the other four sites.

The above data are based on information provided by the operators of the following sites: *Seek.com.au*; *Jobnet.com.au*; *tmp.worldwide e-resourcing*; *Employment.com.au*, and the Department of Employment and Workplace Relations (DEWR) Australian Job Search site, *jobsearch.gov.au*. The data may be revised if and when additional site operators are included.

ANZ is represented in:

AUSTRALIA by:
Australia and New Zealand Banking Group Ltd
ACN 005 357 522
100 Queen Street
Melbourne, Victoria 3000
Telephone: (61 3) 9273 5555 Fax (61 3) 9273 6142

NEW ZEALAND by:
ANZ Banking Group (New Zealand) Limited
Level 10, 215-229 Lambton Quay
Wellington, New Zealand
Telephone (64 4) 496 7000 Fax (64 4) 496 7360

UNITED KINGDOM by:
Australia and New Zealand Banking Group Ltd
Minerva House
PO Box 7, Montague Close
London, SE1 9DH, United Kingdom
Telephone (44 171) 378 2121 Fax (44 171) 378 2378

UNITED STATES OF AMERICA by:
ANZ Securities, Inc.
(Member of NASD and SIPC)
6th Floor, 1177 Avenue of the Americas
New York, NY 10036 United States of America
Telephone (1-212) 801 9610 Fax (1-212) 801 9163

In Australia, ANZ Investment Bank is a business name of Australia and New Zealand Banking Group Limited, ACN 005 357 522 ("ANZ Bank"), which is a licensed securities dealer. In New Zealand, ANZ Investment Bank is a business name of ANZ Banking Group (New Zealand) Limited WN / 035976 ("ANZ NZ").

This report is being distributed in the United States by ANZ Securities, Inc. ("ANZ Securities") (an affiliated company of ANZ Bank), which accepts responsibility for its content. Further information on the securities referred to herein may be obtained from ANZ Securities, Inc. upon request. Any US person (s) receiving this report who wishes to effect transactions in any securities referred to herein should contact ANZ Securities, Inc. not its affiliates.

This report is being distributed in the United Kingdom by Australia and New Zealand Banking Group Limited ("ANZ Bank, UK") for the information of its market counterparty clients and its non-private customers only. It is not intended for and must not be distributed to private clients. ANZ Bank, UK is regulated by, and is a member of, the IMRO and SFA. Nothing here excludes or restricts any duty or liability to a customer which ANZ Bank, UK may have under The Financial Services Act 1986 or under the regulatory system as defined in the Rules of The Securities and Futures Authority.

This publication of ANZ Bank is issued on the basis that it is only for the information of the particular person to whom it is provided. This report may not be reproduced, distributed or published by any recipient for any purpose. Any recommendations contained herein are based on a consideration of the securities alone, and as such are conditional and must not be relied upon without specific advice from your securities advisor as to the appropriateness to you given your individual investment objectives, financial situation and particular needs. Under no circumstances is this report to be used or considered as an offer to sell, or a solicitation of an offer to buy.

In addition, from time to time ANZ Bank, ANZ NZ, ANZ Securities, its affiliated companies, or their associates and employees may have an interest in other securities directly or indirectly the subject of this report or may perform services for, or solicit business from, a company the subject of this report. If you have been referred to ANZ Bank, ANZ NZ, ANZ Securities or its affiliated company by any person, that person m ay receive a benefit in respect of any transactions effected on your behalf, details of which will be available upon request.

The information herein has been obtained from, and any opinions herein are based upon, sources believed reliable, but the author makes no representation as to its accuracy or completeness and should not be relied upon as such. All opinions and estimates herein reflect the author's judgement on the date of this report and are subject to change without notice. ANZ Bank, ANZ NZ, ANZ Securities, its affiliated companies, their directors, their officers, employees, consequential or otherwise howsoever arising (whether negligence or otherwise) out of or in connection with the contents of and or any omissions from this communication except where a liability is made non-excludable by legislation.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	409,625
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	100,000 shares at $8.97 each 110,000 shares at $11.20 each 165,000 shares at $11.81 each 12,625 shares at $13.70 each 20,000shares at $14.34 each 750 shares at $14.63 each 1250 shares at $14.92 each **Total 409,625**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	409,625 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,625 31 July 2002 199,500 06 August 2002 207,500 07 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,503,164,926	*Ordinary fully paid*
33,532,610	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ *See chapter 19 for defined terms.*

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not* rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) *(now go to 43)*		

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 07 August 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 31 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	12,500	$11.20	$0.00
ORD	1,250	$13.70	$0.00
ORD	6,000	$14.63	$0.00
ORD	3,250	$14.92	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 01 / 08 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 31 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$16.81	$0.00
ORD	1,625	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes. Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 01 / 08 / 02

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 01 / 08 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	57,500	$11.20	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 01 / 08 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

902 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name COMPANY SECRETARY'S OFFICE FOR ANZ BANK
office, level building name or PO Box no. LEVEL 6
street number and name 100 QUEEN STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 902

Corporations Act 2001
1274(8)(h)

Notification of information supplementary to a form or document previously lodged

The document for which this form is supplementary is lodged for:

(tick one box)
☐ corporation
☒ securities dealer
☐ investment advisor
☐ futures broker
☐ futures advisor
☐ registered auditor
☐ registered liquidator
☐ proper authority holder from securities licensee
☐ proper authority holder from futures licensee

corporation or person name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. or A.R.B.N. or licence no. 005 357 522 DEALER'S LICENCE NO 86807

Details of the original document

form number 708
form title NOTIFICATION OF HOLDING OR CEASING TO HOLD PROPER AUTHORITY
document no. allocated by ASIC UNKNOWN
date of lodgment 13/6/02

Supplementary information

CANCELLATION OF PROPER AUTHORITY HELD BY NATASHA SOUKHANOVA INCLUDED IN ERROR AND IS WITHDRAWN. PROPER AUTHORITY ISSUED ON 14 DECEMBER 2001 IS STILL VALID.

(if insufficient space) Further details are enclosed inthe annexure marked ( ) of ( ) pages.

Signature

This form must be signed by the person who signed the form or document which this form is intended to supplement unless the Commission, in a special case, allows otherwise.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY
print company name (if company acting as agent) AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
sign here [signature] date 7 / 8 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

● Annexures must conform to the requirements shown on the back of this form.

Michelle.

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KELLY, KEVIN LEO
address 26 YARALLA CRES
ST HELENA, VIC, 3088

date of birth 27/09/1952 place of birth MELBOURNE, VIC
date commenced 02/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 24
530 COLLINS STREET,
MELBOURNE, VIC, 3000

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name O'CONNELL, DANIEL WILLIAM
address 8 HOTCHKIN PLACE
KEWDALE, WA, 6105

date of birth 16/05/1962 place of birth BALLARAT, VIC
date commenced 02/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 21
530 COLLINS STREET,
MELBOURNE, VIC, 3000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SNELL, MICHAEL CHARLES
address 34/65 MCGREGOR STREET
MOOROOBOOL, QLD, 4870

date of birth 09/08/1978 place of birth INGHAM, QLD
date commenced 02/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 21-23 GRAFTON STREET
CAIRNS, QLD, 4870

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 07/08/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

	Ass [ ]	Req-A [ ]	
	Cash [ ]	Req-P [ ]	
	Proc [ ]		

Australian Securities and Investments Commission form **708**

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name FURMANCZYK, ARISTI
address 8 GOWRIE STREET
SUNBURY, VIC, 3429

date of birth 14/08/1971 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased 16/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 287 COLLINS STREET
MELBOURNE, VIC, 3000

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KAGANOVICH, ANTON
address 38 GRAND AVENUE
WEST RYDE, NSW, 2114

date of birth 12/07/1973 place of birth MOSCOW, RUSSIA
date commenced 22/10/2001
date ceased 11/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 212 BURWOOD ROAD
BURWOOD, NSW, 2134

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MARTIN, GEOFFREY ROBERT
address 19 MORRIS AVENUE
THORNLEIGH, NSW, 2120

date of birth 30/10/1953 place of birth LISMORE, NSW
date commenced 15/05/1995
date ceased 14/09/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 21, 68 PITT STREET
SYDNEY, NSW, 2000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name RAWNSLEY, BRIAN GEOFFREY
address 69 ILLAWONG WAY
KARANA DOWNS, QLD, 4306

date of birth 25/10/1968 place of birth DARLINGHURST, NSW
date commenced 08/02/2002
date ceased 08/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name STOUT, DARYL EDMUND
address 47 MELDAN STREET
BURWOOD, VIC, 3125

date of birth 05/11/1966 place of birth MELBOURNE, VIC
date commenced 15/05/1995
date ceased 06/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 182 UPPER HEIDELBERG ROAD
IVANHOE, VIC, 3079

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name THOMPSON, DEAN MICHAEL
address 101 HALSTEAD ROAD
GULLIVER, QLD, 4812

date of birth 23/05/1971 place of birth TOWNSVILLE, QLD
date commenced 27/07/2001
date ceased 22/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 121 STURT STREET
TOWNSVILLE, QLD, 4810

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 07/08/2002

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 07 / 08 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	100,000	$8.97	$0.00
ORD	107,500	$11.20	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No: Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 08 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 06 / 08 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,500	$11.20	$0.00
ORD	165,000	$11.81	$0.00
ORD	12,000	$13.70	$0.00
ORD	20,000	$14.34	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes [ ] No [X]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 08 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 31 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00
ORD	1,250	$14.92	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 08 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass	[ ]	Req-A	[ ]
Cash	[ ]	Req-P	[ ]
Proc	[ ]		

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name COUTTS, ROSS WINDSOR
address 22 JENNA COURT
TOOWOOMBA, QLD, 4350

date of birth 26/02/1965 place of birth TOOWOOMBA, QLD
date commenced 09/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 367 RUTHVEN STREET
TOOWOOMBA, QLD, 4350

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name FOLLEY, SARAH LOUISE
address 152 GELDART ROAD
CHANDLER, QLD, 4155

date of birth 19/06/1976 place of birth ADELAIDE, SA
date commenced 09/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 09/08/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

	Ass	[ ]	Req-A	[ ]
	Cash	[ ]	Req-P	[ ]
	Proc	[ ]		

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name COHEN, JILLIAN GRACE
address 78 BEACON HILL ROAD
BEACON HILL, NSW, 2100

date of birth 07/08/1962 place of birth MELBOURNE,
date commenced 13/08/1999
date ceased 01/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 668 PITTWATER ROAD
BROOKVALE, NSW, 2100

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name COXON, NATALIE LOUISE
address 5/44 GROSVENOR CRESCENT
SUMMER HILL, NSW, 2130

date of birth 28/10/1974 place of birth SYDNEY, NSW
date commenced 12/07/2002
date ceased 12/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 5, 20 MARTIN PLACE
SYDNEY, NSW, 2000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HOWE, BRADLEY DONALD
address 22 LOUISE STREET
NEDLANDS, WA, 6009

date of birth 28/05/1965 place of birth PERTH, WA
date commenced 15/11/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 77 ST. GEORGES TERRACE
PERTH, WA, 6000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JACKSON, ROBERT JAMES
address 7 HAMPTON COURT
YARRALUMLA, ACT, 2600

date of birth 03/06/1966 place of birth LONDON, UNITED KINGDOM
date commenced 02/04/2002
date ceased 01/08/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 17 LONDON CIRCUIT
CANBERRA, ACT, 2601

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name LASKARIS, TOMMY
address 4 LOUISA STREET
HIGHGATE HILL, QLD, 4101

date of birth 23/06/1973 place of birth BRISBANE, QLD
date commenced 09/10/2000
date ceased 31/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 115-117 RACECOURSE ROAD
HAMILTON, QLD, 4007

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PETTINICCHIO, GUISEPPINA
address 7 CLEVEDON PLACE
KALLAROO, WA, 6025

date of birth 06/02/1971 place of birth PERTH, WA
date commenced 09/06/1999
date ceased 01/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 77 ST. GEORGES TERRACE
PERTH, WA, 6000

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 09/08/2002

Australia and New Zealand Banking Group Limited
ACN 005 357 522

Company Secretary's Office
6/100 Queen Street, Melbourne 3000

Telephone: 61-3 9273 6130
Facsimile: 61-3 9273 6142

To: Company Announcements Platform
Australian Stock Exchange Limited
SYDNEY

1300 300 021

From: Meenas Frangoulis
Shares and Listings Officer
Australia and New Zealand Banking Group Limited

Date: 12 August 2002	**No. of Pages:** 1 **(including this)**	**Priority:** High

IMPORTANT

Please find below an announcement for immediate release.

ANZ APEP and APEP Plus
Relevant Interest in ANZ Shares

Australia and New Zealand Banking Group Limited (**ANZ**) is required to disclose to the Australian Stock Exchange the percentage of its shares in which it has an interest as a result of put options granted to clients under the ANZ Protected Equity Portfolio and ANZ Protected Equity Portfolio Plus products.

As at **12 August 2002**, ANZ held a relevant interest in **50,130** fully paid ordinary shares in ANZ, comprising of **0.003%** of the issued share capital of ANZ.

Yours sincerely,

Jane Slatter

Jane Slatter
Group General Counsel & Company Secretary

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 12 August 2002

ANZ makes early commitment to new Code of Banking Practice

ANZ today made a commitment to early implementation of the new Code of Banking Practice by targeting compliance with the new Code by December 2002.

The new Code of Banking Practice, which will officially come into effect for all banks in August 2003, is a voluntary code of conduct which sets standards of good banking practice covering personal and small business customers.

The updated self-regulatory Code was launched in Sydney today by the Australian Bankers Association following a two-year independent review of the 1993 Code by Mr Dick Viney.

As a result of recent customer initiatives including its April 2002 Customer Charter, ANZ is already compliant with the new 24-page Code in many areas. ANZ's final step in Code compliance will be associated with changes to terms and conditions in 2003 as part of compliance with the new Financial Services Reform Act which takes full effect in March 2004.

The 2002 Code of Banking Practice commits banks to continuously work towards improving standards of practice and service including:

- expansion of the Code to cover small businesses
- a commitment to act fairly in all dealings with customers
- improved fee and product information disclosure to customers
- improved Code compliance transparency and reporting.

ANZ Chief Executive Officer Mr John McFarlane welcomed the new Code of Banking Practice as a further opportunity to do better for customers.

"The new Code is more useful and more relevant for customers and the extension of the Code to cover small business is a significant step forward," Mr McFarlane said.

"Now we have new momentum around the self regulatory Code, we need to continue to lift the bar on a regular basis to ensure the industry consistently delivers the service our customers and the community expect of us," he said.

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550 (mobile)
Email: edwardp12@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	750 shares at $14.63 each **Total 750**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	750 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,503,165,676	Ordinary fully paid
33,531,860	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) *(now go to 43)*		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: *Arrangements can be made for employee incentive schemes that involve* frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 12 August 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

207 page 1/1 15 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 12 / 08 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter *code of no more than 4 letters and then show the full title.*

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, *lodge this form. No other forms are required.* **If No**, *see item 2*

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes. Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here date 12 / 08 / 02

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 16 August 2002

ANZ to relocate, upgrade Mt Gravatt branch

ANZ today announced it would relocate its Mt Gravatt branch later this month to provide a modern banking environment offering a full range of financial services at new premises at Mt Gravatt Plaza.

The move follows the impending expiration of the lease on the current branch premises at 1403 Logan Road.

The relocation to the new premises, just 500 metres away on the corner of Logan and Creek Roads, is effective 26 August 2002. The ATM will also be relocated and will close at 5pm on Friday 23 August and reopen at Mt Gravatt Plaza on Monday.

ANZ District Manager for Brisbane South, Mr John Rayward, said the new premises reflected ANZ's commitment to offer local customers a broad range of options to meet their banking needs.

"Our relocation to new premises is an investment in the Mt Gravatt community - we will be able to offer customers a modern branch, which is conveniently located and a pleasant environment in which to do banking.

"There's plenty of parking at the Mt Gravatt Plaza car park, and customers will be able to attend to their banking and shopping needs in one trip," he said.

The new branch at Mt Gravatt Plaza will handle all types of customer transactions and enquiries, ranging from home loans and business lending, to investment and financial services. It will be designed with the needs of customers and staff in mind, with features such as an ANZ Phone Banking hotline and an Automatic Teller Machine.

The addition of an automated telling service queuing system means that customers will be able to sit or browse the branch while waiting for teller service. ANZ staff will also be able to use the system to monitor customer visits to tellers more closely and adjust staff schedules to suit customer traffic trends.

"We believe customers will be very pleased with the new-look branch and they can certainly expect closer interaction with staff. They can also expect to see familiar faces at the branch, as all current staff will relocate to the new premises," said Mr Rayward.

ANZ Mt Gravatt branch - managed by Ms Clair Thorburn – is open from 9.30 am to 4.00 pm Monday to Thursday and from 9.30 am to 5pm on Friday.

For media enquiries, contact:
John Rayward
District Manager Brisbane South
Tel: 0411 235 750
Email: raywardj@anz.com

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	100,000 shares at $11.20 each **Total 100,000**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	100,000 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,503,265,676	Ordinary fully paid
33,431,860	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) *(now go to 43)*		

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 20 August 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

ASIC registered agent number	7159		207 page 1/1 15 July 2001
lodging party or agent name	ANZ Company Secretary's Office		
office, level, building name or PO Box no.	Level 6		
street number & name	100 Queen Street		
suburb/city	Melbourne	state/territory VIC	postcode 3000
telephone	(03) 9273 6141		
facsimile	(03) 9273 6142		
DX number		suburb/city	

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 15 / 08 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	100,000	$11.20	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 20 / 08 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 21 August 2001

ANZ refurbishes Pakenham branch

ANZ today unveiled its newly refurbished Pakenham branch, providing customers with a modern banking environment, offering a full range of financial services in Main Street.

Renovated over 10 weeks at a cost of $300,000, the new-look branch was officially opened today by ANZ's Rural Market Manager for South East Victoria, Mr Cliff Simkin, before a gathering of staff, customers and other invited guests.

Mr Simkin said the refurbished premises reflected ANZ's commitment to Pakenham and offered local customers a broad range of options to meet all of their financial needs.

"ANZ Pakenham handles all types of customer transactions and enquiries with specialist staff to handle home loans, business lending and investment, financial planning and insurance services," said Mr Simkin.

"The layout of the branch is a departure from the traditional-style bank branch of the past to a modern open plan scheme, with an emphasis on staff working with customers on a one-on-one basis to help them with their financial services needs," he said.

The Pakenham branch has been designed with the needs of customers and staff in mind - containing features such as ANZ Phone Banking hotline, an Automatic Teller Machine and a Fast Deposit service for business and personal customers.

"We believe customers will be very pleased with the new-look branch. It features a bright colour scheme and the surroundings are very comfortable," said Mr Simkin.

ANZ Pakenham branch - managed by Ms Sandra Butler - is located at 140 Main Street and is open from 9.30 am to 4.00 pm Monday to Thursday and from 9.30 am to 5 pm on Friday.

"ANZ Management staff Sandra Butler, Peter Nankervis, Rod Ritchie and staff provide excellent service for customers at the Pakenham branch and will be pleased to talk to customers about their financial needs at any time," said Mr Simkin.

For media enquiries, contact:

Cliff Simkin
Rural Market Manager, ANZ
Tel: 03-5173 1263 or 0411 235 764
Email: simkinc2@anz.com

Paul Edwards
Head of Group Media Relations, ANZ
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 21 August 2002

ANZ to run free investment information seminar in Brisbane

ANZ today announced it would offer a free investment information seminar later this month for current and potential investors who want to learn more about securing their financial future.

Based on the theme of 'investing in uncertain times', one of Australia's leading and most respected investment industry experts, Dr Don Stammer, will discuss issues such as:

- Australian and international markets – boom or gloom?
- Interest rates and heated property markets – where to from here?
- Attractive rates of return in a low interest rate environment
- Are my investments still relevant in today's environment?
- Is it a good time to be investing?

Last year, Dr Stammer retired after twenty years as Chief Economist and Investment Strategist at Deutsche Bank Australia. During those two decades, he was ranked highly in surveys of funds managers and business leaders for his analyses of the economy and investment markets.

For the past 15 years, Dr Stammer has written a column each fortnight for *Business Review Weekly*. His interests cover investments, the superannuation industry, the environment and Australia's economic relations with Asia.

ANZ Bank Franchise Controller, Mr Mark Stubbings, said the bank has had numerous requests for general investment information from customers, prompting the roll-out of a series of free seminars at locations around Australia over the coming weeks.

"With a wide range of investments and personal investing information available today, it can be difficult to know how to structure an investment portfolio to meet your financial goals," said Mr Stubbings.

"ANZ is pleased to have secured Dr Stammer to present on the issue of investing in uncertain times and running the free seminars is good way for ANZ to provide an additional service to the community in which we operate," he said.

The hour-long free investment seminar will be held at Royal on the Park on the corner of Alice and Albert Streets, 7.30am on 30 August 2002.

For more information or to secure a seat at the seminar, please call 1800 061 506 free of charge, during business hours. Registration closes on 28 August 2002.

For media enquiries, contact:
Mark Stubbings, Franchise Controller
Tel: 07 3228 1273
Email: stubbinm@anz.com

Paul Edwards, Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

QANTAS ANZ

QANTAS AND ANZ TO INTRODUCE NEW CORPORATE VISA CARD

SYDNEY, 23 August 2002: Qantas and ANZ today announced they would launch Australia's first co-branded corporate Visa credit card to meet the travel and purchasing needs of corporate, government and small-to-medium businesses.

The new Visa card, which would be launched in early 2003, would build on the successful longstanding consumer card partnership between the two companies - the Qantas ANZ Visa credit card.

Qantas Executive General Manager Sales and Marketing John Borghetti said Qantas and ANZ were committed to delivering new and value-added products and service to their customers.

"Corporate and government customers have very specific needs when it comes to procuring travel services," Mr Borghetti said.

ANZ's Managing Director of Consumer Finance Brian Hartzer, said the partnership would create a unique and innovative credit card product in the competitive corporate credit card market.

"This will be the first card in Australia to combine worldwide Visa acceptance with enhanced airline, hotel and other service provider data, frequent flyer points and web-based travel and expense management capabilities," Mr Hartzer said.

Features of the new card will include:
- acceptance by Visa merchants worldwide, including travel agents
- charge card or a low-interest revolving line of credit
- acceptance for purchasing Qantas internet fares and zero surcharge for all other Qantas products
- web-based management of statements, expense claims and the allocation of costs, plus the automation of company policy, GST and FBT compliance

The new corporate card would also be fully linked to the existing Qantas Frequent Flyer program.

For media enquiries, contact:

Simon Rushton
Qantas Public Affairs
Tel: 02-9691 3742
Email: srushton@qantas.com.au

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409 655 550
Email: edwardp12@anz.com

Australia and New Zealand Banking Group Limited
ACN 005 357 522

Company Secretary's Office
6/100 Queen Street, Melbourne 3000

Telephone: 61-3 9273 6130
Facsimile: 61-3 9273 6142

To: Company Announcements Platform
Australian Stock Exchange Limited
SYDNEY

1300 300 021

From: Meenas Frangoulis
Shares and Listings Officer
Australia and New Zealand Banking Group Limited

Date: 26 August 2002	**No. of Pages:** 1 **(including this)**	**Priority:** High

IMPORTANT

Please find below an announcement for immediate release.

ANZ APEP and APEP Plus
Relevant Interest in ANZ Shares

Australia and New Zealand Banking Group Limited (**ANZ**) is required to disclose to the Australian Stock Exchange the percentage of its shares in which it has an interest as a result of put options granted to clients under the ANZ Protected Equity Portfolio and ANZ Protected Equity Portfolio Plus products.

As at **26 August** 2002, ANZ held a relevant interest in **50,130** fully paid ordinary shares in ANZ, comprising of **0.003%** of the issued share capital of ANZ.

Yours sincerely,

Jane Slatter
Group General Counsel & Company Secretary

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 27 August 2002

Impact of RBA credit card scheme reform on ANZ

Following the release of a new interchange standard by the Reserve Bank of Australia, ANZ today announced that the impact of reductions in interchange revenue and recent increases in the cost of frequent flyer points are likely to reduce ANZ's Australian credit card annual after tax profit by approximately $40 million by the 2004 financial year.

Implicit in the Reserve Bank's reforms is the intention to remove certain costs from the credit card payments system, such as those associated with loyalty schemes, and for these costs to be borne more directly by cardholders.

ANZ believes the current competitive environment and its responsibilities to its customers would not permit full recovery of the shortfall. The estimated impact on net credit card profits assumes ANZ will absorb about one third of the impact.

ANZ Managing Director Consumer Finance Mr Brian Hartzer said: "The reduction in interchange announced by the Reserve Bank was disappointing but now a reality.

"It takes Australian interchange levels to well below that of similar developed markets, including the European Union, which recently set interchange at 70 basis points.

"Credit card programs are already under pressure from recent increases in the cost of frequent flyer points and the other costs of reward schemes.

"The unfortunate result of the reduction in interchange and the increasing cost of reward programs will be difficult but necessary decisions in restructuring credit card programs. The changes will aim to ensure that credit cards remain economically viable while maintaining their value to customers," Mr Hartzer said.

For media enquiries, contact

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

For investor enquiries, contact:

Philip Gentry
Head of Investor Relations
Tel: 03-9273 4185 or 0411-125474
Email: gentryp@anz.com

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

LODGED ELECTRONICALLY

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission

form 304

Notification of
change to officeholders

Corporations Act 2001:
205B & 601CV(1)

corporation name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARNB 005 357 522
type of change [ ] ceasing to hold office [X] new appointment [ ] change of name [ ] change of address

Ceasing to hold office

name
date of birth place of birth
date ceased / / [ ] director [ ] secretary
[ ] alternate for effective date / /

New appointment

name PAINE, TIMOTHY ANGUS
former names
residential address 14 BATES STREET
EAST MALVERN VIC 3145
date of birth 24/01/1964 place of birth MELBOURNE, VIC
office and date appointed [ ] director / / [X] secretary 27/08/2002
alternate director [ ] effective dates from / / to / /
appointment terms
The Terms of Appointment of an Alternate Director must be provided with this notification.

Change of name or address

name
date of birth Is this person also an Alternate Director ? [ ]
new name
date of change
new address

date of change

Signature

I certify that the information in this form is true and complete.
print name SLATTER, JANE LOUISE capacity SECRETARY
sign here Jane Slatter date 27/08/2002

ANZ BANK
EDGE VALIDATION REPORT AT 28/08/2002

ASIC//28.08.2002
VALIDATION REPORT NUMBER //VALID_PR.364

COMPANY SECRETARY'S OFFICE FOR ANZ BANK//7159
LVL 6 100 QUEEN ST MELBOURNE VIC 3000

TRANS NO. 3153708
DATE/TIME: 28.08.2002 10:08:52

SENT 1
RECEIVED 1
ACCEPTED 1

DOCUMENTS ACCEPTED
001//304//0E7568874//005 357 522//AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITE

E10 End of validation report

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

27 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Australia and New Zealand Banking Group Limited

Mr Timothy Angus Paine has been appointed Secretary of the Company with effect from 27 August 2002.

Jane Slatter
Secretary

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 27 August 2002

Impact of RBA credit card scheme reform on ANZ

Following the release of a new interchange standard by the Reserve Bank of Australia, ANZ today announced that the impact of reductions in interchange revenue and recent increases in the cost of frequent flyer points are likely to reduce ANZ's Australian credit card annual after tax profit by approximately $40 million by the 2004 financial year.

Implicit in the Reserve Bank's reforms is the intention to remove certain costs from the credit card payments system, such as those associated with loyalty schemes, and for these costs to be borne more directly by cardholders.

ANZ believes the current competitive environment and its responsibilities to its customers would not permit full recovery of the shortfall. The estimated impact on net credit card profits assumes ANZ will absorb about one third of the impact.

ANZ Managing Director Consumer Finance Mr Brian Hartzer said: "The reduction in interchange announced by the Reserve Bank was disappointing but now a reality.

"It takes Australian interchange levels to well below that of similar developed markets, including the European Union, which recently set interchange at 70 basis points.

"Credit card programs are already under pressure from recent increases in the cost of frequent flyer points and the other costs of reward schemes.

"The unfortunate result of the reduction in interchange and the increasing cost of reward programs will be difficult but necessary decisions in restructuring credit card programs. The changes will aim to ensure that credit cards remain economically viable while maintaining their value to customers," Mr Hartzer said.

For media enquiries, contact

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

For investor enquiries, contact:

Philip Gentry
Head of Investor Relations
Tel: 03-9273 4185 or 0411-125474
Email: gentryp@anz.com

ália and New Zealand Banking Group Limited
N 005 357 522

ANZ

Company Secretary's Office
Level 6, 100 Queen Street, Melbourne, Vic 3000

Telephone 03 9273 6141
Facsimile 03 9273 6142

AUSTRALIAN STOCK EXCHANGE
ANZ000478

28 August, 2002

The Manager
Company Announcements Office
New York Stock Exchange
11 Wall Street
New York NY 10005
United States of America

Facsimile: (1-212) 656 5071

Australia and New Zealand Banking Group Limited
Payment of Interest on US$258.75m 9.125% Capital Securities

Australia and New Zealand Banking Group Limited will on September 30, 2002 make a payment totalling $5,902,734.38 on its 9.125% Capital Securities to Holders of Record as at September 15, 2002. This payment equates to approximately $0.57031 (rounded to 5 decimal places) per $25.00 security.

Yours sincerely,

Tim Paine

Company Secretary

Copy: Rick Skinavin
New York Stock Exchange

Facsimile: (1-212) 656 5893

Copy: Mark Anwender
Manager Strategic Funding
ANZ

Facsimile: (03) 9273 1687

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Centennial Coal Company Limited
As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Centennial Coal Company Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Centennial Coal Company Limited (the "Entity")
ACN/ARSN	003 714 538

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	5,844,163	5,844,163	6.38%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	5,844,163 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,165,169 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	187,266 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	72,825 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	3,294,059 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	124,844 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	5,844,163 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine

capacity Secretary

sign here

date 28 August 2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

	Ass [ ]	Req-A [ ]	
	Cash [ ]	Req-P [ ]	
	Proc [ ]		

Australian Securities and Investments Commission — form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JACKSON, LEANNE EILEEN
address 28 THE CAUSEWAY
STRATHFIELD SOUTH, NSW, 2136

date of birth 21/05/1969 place of birth CAMPERDOWN,
date commenced 13/08/1999
date ceased 08/08/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no *if no, state full address below*

address 212 BURWOOD ROAD
BURWOOD, NSW, 2134

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KEEGAN, MICHAEL DAVID
address 5 ELM ROAD
NIAGARA PARK, NSW, 2250

date of birth 11/03/1969 place of birth MONA VALE, NSW
date commenced 21/06/2002
date ceased 12/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 184 MANN ROAD
GOSFORD, NSW, 2250

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PETERSON, ELISA CATHERINE
address MOUNTFORD
34 CLARENCE STREET,
BLACKWOOD, SA, 5051
date of birth 08/02/1967 place of birth AUSTRALIA, NSW
date commenced 17/01/2000
date ceased 30/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 13 GRENFELL STREET
ADELAIDE, SA, 5000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SYMONDS, MARY ELIZABETH
address 109 SWAINE AVENUE
TOORAK GARDENS, SA, 5065

date of birth 07/06/1952 place of birth ADELAIDE, SA
date commenced 15/05/1995
date ceased 08/08/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 123 UNLEY ROAD
UNLEY, SA, 5061

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name TOPRAKCI, EVRIM
address 3/9 BORTFIELD DRIVE
CHISWICK, NSW, 2046

date of birth 08/05/1976 place of birth IZMIR, TURKEY
date commenced 20/07/2000
date ceased 07/07/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 6, 20 SMITH STREET
PARRAMATTA, NSW, 2150

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PAINE, TIMOTHY ANGUS capacity SECRETARY

sign here date 30/08/2002

Posted 2/9/02

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Cash [ ] Proc [ ] Req-A [ ] Req-P [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BAKER, ASHLEY ROY
address 92 FAIRBAIRN DRIVE
KENSINGTON, VIC, 3031

date of birth 24/04/1974 place of birth DONALD, VIC
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 3/86 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name COXON, NATALIE LOUISE
address 5/44 GROSVENOR CRESCENT
SUMMER HILL, NSW, 2130

date of birth 28/10/1974 place of birth SYDNEY, NSW
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 5, 20 MARTIN PLACE
SYDNEY, NSW, 2000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DWYER, PAUL MICHAEL
address 12 FARMINGDALE DRIVE
BLACKTOWN, NSW, 2148

date of birth 22/02/1973 place of birth DUBBO, NSW
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 6, 20 MARTIN PLACE
SYDNEY, NSW, 2000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name FERGUSON, TANIA NICOLE
address 21/360 SIMPSONS ROAD
BARTON, QLD, 4065

date of birth 21/01/1974 place of birth MALSCH, GERMANY
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GEORGAKOPOULOS, KIRIAKOULA
address 19 CHAPEL STREET
EAST ST KILDA, VIC, 3182

date of birth 06/02/1975 place of birth MELBOURNE, VIC
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 3/388 COLLINS STREET
MELBOURNE, VIC, 3000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HAMMOND, KYLIE MICHELE
address 68 MARTHA STREET
CAMP HILL, QLD, 4152

date of birth 15/05/1973 place of birth TAREE, NSW
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 128 BUNDALL ROAD
BUNDALL, QLD, 4217

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JONES, WILLIAM JOHN
address 12 ACACIA ROAD
HURSTBRIDGE, VIC, 3099

date of birth 08/11/1965 place of birth MELBOURNE, VIC
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 21
530 COLLINS STREET,
MELBOURNE, VIC, 3000

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KARAKATSANIS, GEORGE MICHAEL
address 87 GLOUCESTER STREET
HIGHGATE HILL, QLD, 4101

date of birth 30/07/1977 place of birth BRISBANE, QLD
date commenced 29/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MCCARTHY, KIM ANNETTE
address 16A HYMUS STREET
ROCKINGHAM, WA, 6168

date of birth 12/07/1961 place of birth PERTH,
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 11 RAILWAY TERRACE
ROCKINGHAM, WA, 6168

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PERTOT, RODNEY CRAIG
address 21 NEPTUNE CIRCUIT
NOOSAVILLE, QLD, 4566

date of birth 02/02/1965 place of birth MELBOURNE, VIC
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 135 HORTON PARADE
MAROOCHYDORE, QLD, 4558

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] *re-issue of proper authority due to a licence variation*

reps name RISCALLA, DAMON
address 2/144 BOGONG AVENUE
GLEN WAVERLEY, VIC, 3150

date of birth 06/11/1975 place of birth MELBOURNE, VIC
date commenced 28/08/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 21
530 COLLINS STREET,
MELBOURNE, VIC, 3000

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PAINE, TIMOTHY ANGUS capacity SECRETARY

sign here [signature] date 30/08/2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Clough Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Clough Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Clough Limited (the "**Entity**")
ACN/ARSN	008 678 813

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	32,677,946	32,677,946	7.91%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	32,677,946 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	5,407,775 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	501,706 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	18,749,520 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	8,018,945 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	32,677,946 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Downer EDI Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Downer EDI Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Downer EDI Limited (the "**Entity**")
ACN/ARSN	003 872 848

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	54,572,410	54,572,410	5.74%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the "**ANZ Holder**")	Registered holder	8,800 Ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	8,800 Ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	8,800 Ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	54,563,610 Ordinary shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	The ANZ Holder.	Various Estates and Private Clients	8,800 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	10,667,027 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	15,866,979 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	28,029,604 Ordinary shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	54,563,610 Ordinary shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- DCA Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of DCA Group Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	DCA Group Limited (the "**Entity**")
ACN/ARSN	002 808 746

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	9,070,279	9,070,279	7.66%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	9,070,279 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	804,087 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	1,350,210 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	6,915,982 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	9,070,279 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Foundation Healthcare Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Foundation Healthcare Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Foundation Healthcare Limited (the "**Entity**")
ACN/ARSN	002 611 501

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	12,224,779	12,224,779	7.57%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA *has a relevant interest in the number of shares in the Entity specified* in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	12,224,779 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	4,756,825 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	319,981 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	7,147,973 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	12,224,779 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Intellect Holdings Ltd

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Intellect Holdings Ltd.

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Intellect Holdings Ltd (the "Entity")
ACN/ARSN	009 366 009

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited (**"ANZ"**)
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	20,118,835	20,118,835	9.24%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the **"ANZ Holder"**)	Registered holder	1,428 ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	1,428 ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	1,428 ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd (**"INGA"**) by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	20,117,407 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	*The ANZ Holder.*	*Various Estates and Private Clients*	*1,428 ordinary shares*
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	4,914,735 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	372,776 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	7,485,676 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	7,344,220 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the *substantial holder became a substantial holder is as follows:*

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	20,117,407 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Jubilee Mines N.L

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Jubilee Mines N.L

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Jubilee Mines N.L (the "**Entity**")
ACN/ARSN	009 219 809

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	11,159,590	11,159,590	9.19%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	11,159,590 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,190,541 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	150,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for WholesaleEmerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for WholesaleEmerging Companies Trust	3,247,480 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	5,571,569 Ordinary Shares

5. *Consideration*

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	11,159,590 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Jupiters Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Jupiters Limited.

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Jupiters Limited (the '**Entity**')
ACN/ARSN	010 741 045
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ('**ANZ Subsidiaries**') named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ('**ANZ**')
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,199,492	10,199,492	5.07%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the '**ANZ Holder**')	Registered holder	2,800 Ordinary Shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	2,800 Ordinary Shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	2,800 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ('**INGA**') by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	10,196,692 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	The ANZ Holder.	Various Estates and Private Clients.	2,800 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	889,592 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,503,228 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,234,971 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	884,967 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,683,934 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of Sale	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	02/01/02	$4,030.00	Not applicable	1,300 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	10,196,692 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Pine   capacity Secretary

sign here [signature]   date 29 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- KAZ Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of KAZ Group Limited

Yours faithfully

Tim Paine
Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	KAZ Group Limited (the "**Entity**")
ACN/ARSN	002 124 405

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	52,494,111	52,494,111	6.56%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	52,494,111 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	10,011,795 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	295,347 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	14,940,378 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments-Australian Share Fund	89,864 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	1,252,863 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	25,903,864 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	52,494,111 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

29 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Lend Lease US Office Trust

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Lend Lease US Office Trust.

Yours faithfully

Tim Paine

Deputy General Counsel & Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Lend Lease US Office Trust (the "**Entity**")
ACN/ARSN	089 822 211

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Units Fully Paid	21,151,102	21,151,102	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	21,151,102 Units Fully Paid

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Life Assurance Company Limited	ANZ Life Assurance Company Limited	264,380 Units Fully Paid
	ANZ Managed Investments Limited	ANZ Managed Investments Limited	3,003,062 Units Fully Paid
	ING Life Limited	ING Life Limited	9,197,805 Units Fully Paid
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	1,959,347 Units Fully Paid
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Property Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Property Fund	6,726,508 Units Fully Paid

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	17,883,660 Units Fully Paid

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Austal Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Austal Limited.

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Austal Limited (the "Entity")
ACN/ARSN	009 250 266

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	16,050,284	16,050,284	8.32%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	16,050,284 Ordinary Shares

4. *Details of present registered holders*

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	3,615,090 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	257,745 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust.	5,254,857 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	687,945 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	6,234,647 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	16,050,284 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Aquarius Platinum Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Aquarius Platinum Limited.

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Aquarius Platinum Limited (the "**Entity**")
ACN/ARSN	007 870 699

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this *notice and marked* "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares - 15c US	4,344,749	4,344,749	5.57%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, *copies of which are set out in the annexure of 18 pages* annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	4,344,749 Ordinary Shares - 15c US

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	714,234 Ordinary Shares - 15c US
	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	20,000 Ordinary Shares - 15c US
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	12,000 Ordinary Shares - 15c US
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	1,071,666 Ordinary Shares - 15c US
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	2,526,849 Ordinary Shares - 15c US

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	4,344,749 Ordinary Shares - 15c US

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Adelaide Bank Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Adelaide Bank Limited

Yours faithfully

Tim Paine
Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Adelaide Bank Limited (the '**Entity**')
ACN/ARSN	061 461 550

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ('**ANZ Subsidiaries**') named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ('**ANZ**')
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	5,363,891	5,363,891	6.10%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the '**ANZ Holder**')	*Registered holder*	10,000 Ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	10,000 Ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	10,000 Ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ('**INGA**') by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	5,353,891 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	The ANZ Holder.	Various Estates and Private Clients.	10,000 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	83,685 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	854,675 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	1,270,105 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	3,145,426 Ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	5,353,891 Ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Citect Corporation Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Citect Corporation Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Citect Corporation Limited (the "Entity")
ACN/ARSN	003 059 532

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an *associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:*

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	3,643,301	3,643,301	6.97%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	3,643,301 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,436,287 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,207,014 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	3,643,301 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Corporate Express Australia Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Corporate Express Australia Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Corporate Express Australia Limited (the "**Entity**")
ACN/ARSN	000 728 398

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,241,025	10,241,025	5.39%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	10,241,025 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ING Life Limited	ING Life Limited	209,510 Ordinary Shares
	ING Life Limited	ING Life Limited	51,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Imputation Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Imputation Trust	346,551 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,898,414 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for WholesaleEmerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for WholesaleEmerging Companies Trust	2,829,871 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	13,568 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	536,467 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,269,821 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	85,823 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	10,241,025 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine

capacity Secretary

sign here

date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Cellnet Telecommunications Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Cellnet Telecommunications Group Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Cellnet Telecommunications Group Limited (the "Entity")
ACN/ARSN	010 721 749

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. *Details of substantial holder*

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	5,510,218	5,510,218	11.18%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	5,510,218 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,069,895 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	276,047 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	3,164,276 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	5,510,218 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Cranswick Premium Wines Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Cranswick Premium Wines Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Cranswick Premium Wines Limited (the "Entity")
ACN/ARSN	000 024 304

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	4,560,591	4,560,591	9.82%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	4,560,591Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Pool*	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Pool*	4,560,591Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	4,560,591Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Commander Communications Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Commander Communications Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Commander Communications Limited (the "Entity")
ACN/ARSN	094 233 539

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	9,155,751	9,155,751	6.32%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	9,155,751 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	66,517 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	3,558,094 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	270,361 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	5,123,726 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	137,053 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	9,155,751 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Colorado Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Colorado Group Limited

Yours faithfully

Tim Paine
Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Colorado Group Limited (the "**Entity**")
ACN/ARSN	004 327 566
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	5,348,773	5,348,773	6.26%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	5,348,773 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	5,272,815 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	75,958 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	5,348,773 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

29 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Baycorp Advantage Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Baycorp Advantage Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Baycorp Advantage Limited (the "**Entity**")
ACN/ARSN	080 662 568

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	15,198,586	15,198,586	6.66%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the "ANZ Holder")	Registered holder	407,942 Ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	407,942 Ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	407,942 Ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	14,790,644 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,566,762 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,313,471 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,414,603 Ordinary Shares
	ANZ Life Assurance Company Limited	ANZ Life Assurance Company Limited	742,384 Ordinary Shares
	ANZ Managed Investments Limited	ANZ Managed Investments Limited	5,753,424 Ordinary Shares
	ANZ Executors & Trustees Limited	Various Estates and Private Clients	407,942 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	8,294,836 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 29 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- ADCORP Australia Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of ADCORP Australia Limited.

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	ADCORP Australia Limited (the "Entity")
ACN/ARSN	002 208 915
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	4,942,029	4,942,029	8.52%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	4,942,029 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,829,959 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust.	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust.	190,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,922,070 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	4,942,029 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Australian Plantation Timber Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Australian Plantation Timber Limited.

Yours faithfully

Tim Paine
Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Australian Plantation Timber Limited (the '**Entity**')
ACN/ARSN	054 653 057

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ('**ANZ Subsidiaries**') named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ('**ANZ**')
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,512,851	10,512,851	7.57%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ('INGA') by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	10,512,851 Ordinary Shares

4. **Details of present registered holders**
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited for Small Companies Growth Trust	288,700 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited for Wholesale Emerging Companies Trust	5,185,109 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited for Small Companies Pool	3,238,901 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited for Emerging Companies Trust	1,800,141 Ordinary Shares

5. **Consideration**
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	10,512,851 Ordinary Shares

6. **Associates**
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	*Body corporate controlled by the substantial holder ANZ*

7. **Addresses**
The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	*As set out in the list of 5 pages annexed to this notice and marked 'A'*
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Australand Holdings Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Australand Holdings Limited.

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Australand Holdings Limited (the "Entity")
ACN/ARSN	008 443 696

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522
The holder became a substantial holder on	30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Reset Preference Shares	46,795	46,795	9.36%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	46,795 Reset Preference Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	46,795 Reset Preference Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	46,795 Reset Preference Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- ION Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of ION Limited.

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	ION Limited (the "**Entity**")
ACN/ARSN	009 106 272

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,771,653	10,771,653	5.09%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

ANZ Executors & Trustee Company Limited (the "**ANZ Holder**")	Registered holder	10,000 Ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	10,000 Ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	10,000 Ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	10,761,653 Ordinary shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	The ANZ Holder.	Various Estates and Private Clients.	10,000 Ordinary shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,049,557 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	115,222 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	3,063,738 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	5,533,136 Ordinary shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	19/04/02	$ 27,383.94	Not applicable	10,000 Ordinary Shares
	30/4/02	Not applicable	Not applicable	10,761,653 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- IRESS Market Technology Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of IRESS Market Technology Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	IRESS Market Technology Limited (the "**Entity**")
ACN/ARSN	060 313 359

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	8,522,737	8,522,737	8.47%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	8,522,737 Ordinary Shares

4. *Details of present registered holders*

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,695,103 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	90,876 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,517,441 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	32,501 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,186,816 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	8,522,737 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here date 28 August 2002

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Infomedia Ltd

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Infomedia Ltd

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Infomedia Ltd (the "**Entity**")
ACN/ARSN	003 326 243

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	29,055,280	29,055,280	8.96%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	29,055,280 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	5,502,683 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Growth Trust*	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Growth Trust*	253,809 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	8,091,034 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	78,544 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for *Pooled Australian Share Fund*	*Believed to be Chase Manhattan* Nominees Limited as custodian for *Pooled Australian Share Fund*	369,856 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	14,759,354 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	29,055,280 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Hills Motorway Group

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Hills Motorway Group

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Hills Motorway Group (the "**Entity**")
ACN/ARSN	091 882 101

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	9,676,801	9,676,801	5.23%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	9,676,801 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	209,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,534,625 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,281,743 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Substantial Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Substantial Investments- Australian Share Fund	20,711 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	815,339 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,815,383 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	9,676,801 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

29 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- HPAL Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of HPAL Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	HPAL Limited (the "Entity")
ACN/ARSN	087 783 060

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	6,305,166	6,305,166	5.67%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	6,305,166 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	53,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	72,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	6,180,166 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	6,305,166 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here date 29 August 2002

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Henry Walker Eltin Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Henry Walker Eltin Group Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Henry Walker Eltin Group Limited (the "Entity")
ACN/ARSN	007 710 483
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	11,493,848	11,493,848	6.95%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	11,493,848 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	746,824 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,202,827 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	197,240 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	1,814,200 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	7,532,757 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	11,493,848 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Servcorp Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Servcorp Limited.

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Servcorp Limited (the "**Entity**")
ACN/ARSN	089 222 506

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a *relevant interest*[3] *in on the date the substantial holder became a substantial holder are as follows:*

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	6,639,659	6,639,659	7.87%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	6,639,659 Ordinary Shares

4. **Details of present registered holders**
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,518,050 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	45,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,329,349 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	2,747,260 Ordinary Shares

5. **Consideration**
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	6,639,659 Ordinary Shares

6. **Associates**
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**
The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

29 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Australian Worldwide Exploration Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Australian Worldwide Exploration Limited.

Yours faithfully

Tim Paine
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Australian Worldwide Exploration Limited (the "Entity")
ACN/ARSN	077 897 440

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	14,632,421	14,632,421	6.68%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the "ANZ Holder")	Registered holder	345,280 Ordinary Shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	345,280 Ordinary Shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	345,280 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	14,287,141 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Life Assurance Company Limited	ANZ Life Assurance Company Limited	574,600 Ordinary Shares
	ANZ Managed Investments Limited	ANZ Managed Investments Limited	3,284,768 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	1,040,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	100,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	9,287,773 Ordinary Shares
	ANZ Executors & Trustees Limited	Various Estates and Private Clients	345,280 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	10,427,773 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 29 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- MIA Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of MIA Group Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	MIA Group Limited (the 'Entity')
ACN/ARSN	080 020 104

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ('ANZ Subsidiaries') named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ('ANZ')
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	40,875,387	40,875,387	6.00%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ('INGA') by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	40,875,387 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for *Emerging Companies Trust*	Believed to be Chase Manhattan Nominees Limited as custodian for *Emerging Companies Trust*	7,792,317 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Growth Trust*	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Growth Trust*	274,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	11,462,698 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	132,189 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	21,214,183 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	40,875,387 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	*Nature of association*
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Miller's Retail Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Miller's Retail Limited

Yours faithfully

Tim Paine
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Miller's Retail Limited (the "Entity")
ACN/ARSN	057 569 169

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	16,477,104	16,477,104	7.10%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	16,477,104 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	3,168,884 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	75,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	4,779,727 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	83,155 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	8,370,338 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	16,477,104 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- National 1 Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of National 1 Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	National 1 Limited (the "Entity")
ACN/ARSN	088 164 872
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522
The holder became a substantial holder on	30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	4,601,492	4,601,492	7.30%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	4,601,492 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	442,994 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,158,498 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	4,601,492 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

29 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Nova Health Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Nova Health Limited
Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Nova Health Limited (the "Entity")
ACN/ARSN	099 561 556
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	3,100,000	3,100,000	5.28%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	3,100,000 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,240,000 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	1,860,000 Ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	3,100,000 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 29 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Neverfail Springwater Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Neverfail Springwater Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Neverfail Springwater Limited (the "Entity")
ACN/ARSN	003 559 519

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	11,222,905	11,222,905	11.98%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	11,222,905 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,553,823 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	3,816,898 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	27,327 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,824,857 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	11,222,905 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Powerlan Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Powerlan Limited
Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Powerlan Limited (the "Entity")
ACN/ARSN	057 345 785

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	35,737,989	35,737,989	8.89%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 13 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	35,737,989 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	6,109,620 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	541,300 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	9,660,200 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Pool*	Believed to be Chase Manhattan Nominees Limited as custodian for *Small Companies Pool*	19,426,869 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	35,737,989 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- STW Communications Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of STW Communications Group Limited.

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	STW Communications Group Limited (the 'Entity')
ACN/ARSN	001 657 370

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ('ANZ Subsidiaries') named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ('ANZ')
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	9,252,004	9,252,004	6.09%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ('INGA') by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	9,252,004 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,705,494 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	68,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,619,409 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	643,111 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,215,990 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	9,252,004 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- TAB Queensland Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of TAB Queensland Limited.

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	TAB Queensland Limited (the 'Entity')
ACN/ARSN	085 691 738

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**'ANZ Subsidiaries'**) named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited (**'ANZ'**)
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	9,143,097	9,143,097	6.97%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the 'ANZ Holder')	Registered holder	20,000 Ordinary Shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	20,000 Ordinary Shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	20,000 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd (**'INGA'**) by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	9,123,097 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,617,657 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,386,279 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	5,119,161 Ordinary Shares
	The ANZ Holder	Various Estates and Private Clients	20,000 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	9,123,097 Ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine   capacity Secretary

sign here [signature]   date 28 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Tap Oil Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Tap Oil Limited.

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Tap Oil Limited (the 'Entity')
ACN/ARSN	068 572 341

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ('ANZ Subsidiaries') named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ('ANZ')
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,559,252	10,559,252	6.82%

4. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the 'ANZ Holder')	Registered holder	154,400 Ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	154,400 Ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	154,400 Ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ('INGA') by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	10,404,852 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,485,956 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Resources Opportunities Trust	50,000 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,220,170 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments-Australian Share Fund	70,000 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	1,124,235 Ordinary shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	3,990,104 Ordinary shares
	ANZ Executors & Trustees Limited	Various Estates and Private Clients	154,400 Ordinary shares
	ANZ Life Assurance Company Limited	ANZ Life Assurance Company Limited	269,505 Ordinary shares
	ANZ Managed Investments Limited	ANZ Managed Investments Limited	1,194,382 Ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	8,940,465 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked "A"
ING A	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine

capacity Secretary

sign here 

date 30 August 2002

ANZ

29 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Vision Systems Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Vision Systems Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Vision Systems Limited (the "Entity")
ACN/ARSN	008 050 093

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	9,081,726	9,081,726	5.70%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	9,081,726 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,563,562 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	107,299 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,266,107 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	5,144,758 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	9,081,726 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 29 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- United Group Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of United Group Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	United Group Limited (the "Entity")
ACN/ARSN	009 180 287
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	9,256,158	9,256,158	10.21%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	9,256,158 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	3,689,658 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	5,530,500 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	36,000 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	9,256,158 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- SFE Corporation Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of SFE Corporation Limited.

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	SFE Corporation Limited (the '**Entity**')
ACN/ARSN	000 299 392

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**'ANZ Subsidiaries'**) named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ('**ANZ**')
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	8,986,187	8,986,187	6.90%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Securities Limited (the '**ANZ Holder**')	Registered holder	2,318,633 Ordinary Shares
ANZ	Registered holder	1,402,500 Ordinary Shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	2,318,633 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	2,318,633Ordinary Shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3)(a) of the Corporations Act 2001 to have *the same relevant interests in the Entity as* ING Australia Ltd ('**INGA**') by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages *annexed to this notice and marked 'B'.* ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	5,265,054 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ	ANZ	ANZ	1,402,500 Ordinary Shares
ANZ and each of the ANZ Subsidiaries	The ANZ Holder	The ANZ Holder	2,318,633 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,196,890 Ordinary Shares
	ANZ Life Assurance Company Limited	ANZ Life Assurance Company Limited	276,505 Ordinary Shares
	ANZ Managed Investments Limited	ANZ Managed Investments Limited	1,630,904 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	1,781,490 Ordinary Shares
	ANZ Executors & Trustees Limited	INGA	379,265 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	2,978,380 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Silex Systems Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Silex Systems Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Silex Systems Limited (the "**Entity**")
ACN/ARSN	003 372 067

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,202,879	10,202,879	8.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity	10,202,879 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	33,000 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,179,776 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	148,475 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	3,244,700 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,596,928 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	10,202,879 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	*Body corporate controlled by the substantial holder ANZ*

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Southern Cross Broadcasting (Australia) Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Southern Cross Broadcasting (Australia) Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Southern Cross Broadcasting (Australia) Limited (the "Entity")
ACN/ARSN	006 186 974

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	4,399,681	4,399,681	7.82%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd (**"INGA"**) by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	4,399,681 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	820,043 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	1,225,616 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments-Australian Share Fund	4,320 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	2,349,702 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	4,399,681 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here date 28 August 2002

ANZ

30 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Ramsay Healthcare Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Ramsay Healthcare Limited

Yours faithfully

Tim Paine

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Ramsay Healthcare Limited (the "**Entity**")
ACN/ARSN	001 288 768

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("**ANZ**") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,785,062	10,785,062	8.45%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	10,785,062 Ordinary Shares

4. *Details of present registered holders*

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,211,513 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	3,281,556 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	5,291,993 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	10,785,062 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 30 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- The Rock Building Society Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of The Rock Building Society Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	The Rock Building Society Limited (the "**Entity**")
ACN/ARSN	067 765 717
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	700,000	700,000	5.07%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	700,000 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	700,000 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	700,000 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here date 28 August 2002

ANZ

28 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Pan Pharmaceuticals Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Pan Pharmaceuticals Limited

Yours faithfully

Tim Paine

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Pan Pharmaceuticals Limited (the "Entity")
ACN/ARSN	091 032 914

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited (**"ANZ"**)
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	11,576,340	11,576,340	6.78%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("INGA") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	11,576,340 Ordinary Shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	2,237,687 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Tax Effective Income Trust	107,970 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	144,986 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	3,299,648 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for ING Sustainable Investments- Australian Share Fund	61,998 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	5,724,051 Ordinary Shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	11,576,340 Ordinary Shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 5 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine capacity Secretary

sign here [signature] date 28 August 2002

ANZ

29 August 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Prime Television Limited

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, ANZ gives this notice of initial substantial holding in respect of Prime Television Limited

Yours faithfully

Tim Paine

Deputy General Counsel & Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Prime Television Limited (the **'Entity'**)
ACN/ARSN	000 764 867

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**'ANZ Subsidiaries'**) named in the list of 5 pages annexed to this notice and marked 'A'.

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited (**'ANZ'**)
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	8,117,479	8,117,479	7.39%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd (**'INGA'**) by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked 'B'. ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	8,117,479 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Emerging Companies Trust	1,345,665 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Growth Trust	157,075 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Small Companies Pool	4,596,969 Ordinary Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	Believed to be Chase Manhattan Nominees Limited as custodian for Wholesale Emerging Companies Trust	2,017,770 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	8,117,479 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 6 pages annexed to this notice and marked 'A'
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Tim Paine

capacity Secretary

sign here [signature]

date 29 August 2002

Annexure "A"

This is the Annexure of five (5) pages marked "A" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 28 August 2002.

....

Tim Paine - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		5

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2
Australia	ANZ Securities (Entrepot) Pty Ltd		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:
a) All companies are 100% owned within the Group unless otherwise indicated.
b) Registered Offices:

1 Level 6, 100 Queen Street, Melbourne, Australia 3000
2 Level 12, 530 Collins Street, Melbourne, Australia 3000
3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4 Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5 Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6 Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7 Beach Road, Apia, Samoa
8 C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9 Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10 Ugland House, South Church Street, Grand Cayman, Cayman Islands
11 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14 Minerva House, Montague Close, London, SE1 9DH England
15 20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16 51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17 Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18 Level 11, 12 Moore Street, Canberra ACT 2601
19 Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21 Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22 Amerika Samoa Bank Building, Fagatogo, American Samoa
23 Groeselaan 18, 3521 CB Utrecht, Netherlands
24 PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25 C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA
26 347 Kent Street, Sydney, NSW, 2000

This is the Annexure of one (18) pages marked "B" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 11 June 2002.

Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 665 648 ("SaleCo") in consideration of the Company agreeing to issue 6 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 6 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 648 ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness	Signature of attorney
	Noelle Wooden
Name	Name
	Date of power of attorney

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 2
(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 269 ("SaleCo") in consideration of the Company agreeing to issue 18,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day, and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 **Counterparts**

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 **Amendments**

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 **Merger**

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 **Assignments**

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 **Consents**

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 **Waiver**

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 **No representation or reliance**

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 **Frustrated Contracts Act**

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 **Specific performance and injunctive relief**

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 **Contra proferentum**

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 **GST**

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed. 10.

"Implementation Deed" means the Implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 392 269 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]	[signature]
Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

[signature]	[signature]
Signature of witness	Signature of attorney
Michael Harris	Narelle Wooden
Name	Name
	Date of power of attorney

BLAKE DAWSON WALDRON

L A W Y E R S

Share Transfer Agreement No. 3 (ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 96793111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,930 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

-250-

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,950,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

10

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,818 fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Signature of director/secretary

Name

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Signature of director/~~secretary~~

David B Valentine

Name

STEPHEN GREEN

Name

10

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of attorney

Signature of witness

Narelle Wooden

Name

Name

Date of power of attorney

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By

....

TIMOTHY ANGUS PAINE
Secretary
Australia and New Zealand Banking Group Limited
9 September 2002